Exhibit 99.1

AURORA CANNABIS CORRECTS INACCURATE STATEMENTS MADE IN SUPPORT OF CURALEAF HOLDINGS' HOSTILE BID

•	Curaleaf's self-serving portrayal of our business is an attempt to acquire Aurora's world class EU-GMP manufacturing facilities and global medical cannabis footprint at the lowest price possible
•	Aurora's international strategy is working; net revenue is up 17%YOY
•	Contrary to Curaleaf's inaccurate statements, Aurora's high margin German business is growing and continues to be a key driver of Aurora's international growth strategy
•	Shareholders are advised to TAKE NO ACTION pending formal recommendation from the Board and Special Committee. Offer remains open for at least 105 days from the launch of the Hostile Bid
•	Questions about the Offer or would like to stay informed? Please contact Kingsdale Advisors toll-free at 1-800-749-9052 within North America, call or text 416-623-4172 or at contactus@kingsdaleadvisors.com

EDMONTON, AB, Aug. 24, 2026 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NASDAQ: ACB), the leading Canadian-based global medical cannabis company, today cautioned shareholders that Curaleaf Holdings, Inc.'s ("Curaleaf") (TSX: CURA) (OTCQX: CURLF) announcement of an unsolicited take-over bid ( "Hostile Bid") appears to contain inaccurate statements about Aurora's business and should be viewed skeptically.

Aurora's Board of Directors, together with a newly formed Special Committee of independent directors, is reviewing Curaleaf's proposal in consultation with financial and legal advisors to determine the course of action that best serves the interests of the Company and its shareholders.

Shareholders are advised to TAKE NO ACTION with respect to the Curaleaf offer at this time.

"Curaleaf's timing and public comments appear to be a transparent attempt to pressure Aurora shareholders into making a short-term decision for the benefit of Curaleaf shareholders," said Miguel Martin, Executive Chairman and CEO of Aurora. "Curaleaf's interest underscores the value that Aurora has created. They are trying to acquire our world-class EU-GMP global infrastructure at the lowest possible price, depriving our shareholders of the long-term value our strategy is built to deliver."

"This opportunistic Hostile Bid comes as Aurora's multi-year transformation into a high-margin, global medical cannabis leader is yielding positive results. With three consecutive years of positive adjusted EBITDA1, accelerating international sales and our recent expansion into the critical UK market, Aurora is reaching a pivotal inflection point," Mr. Martin added.

"The Company's Special Committee of the Board has not yet made a formal recommendation regarding the Offer; Aurora will not let inaccurate statements about the Company stand uncorrected while the review is underway. The Special Committee and Board are focused on protecting shareholder investment and ensuring full value is realized" Mr. Martin concluded.

Setting the record straight

Curaleaf has made several public claims regarding Aurora's operational and market performance that do not accurately or fully reflect the Company's business model or actual financial results:

•	Response and Engagement to the Offer: As Curaleaf acknowledged in its Hostile Bid circular, Aurora has had several discussions with Curaleaf since June 2026, most recently on August 12. Discussions included Aurora's Lead Independent Director and the Executive Chairman and CEO. Curaleaf's public statements appear to de-emphasize these repeated engagements.
•	International Medical Market Performance:
•	German Market Remains a Major Driver of International Growth:
•	Germany is a key driver of Aurora's 17% year-over-year international net revenue growth in fiscal Q1'27, compared to the prior year quarter, as the Company continues to grow its medical cannabis business in that market.
•	Curaleaf claims that regulatory changes to German medical reimbursement are contributing to a major challenge for Aurora. This is incorrect: the reimbursement market segment accounted for less than 10 percent of Aurora's total German volume prior to these changes.
•	UK Market Position and Growth Opportunities:
•	Aurora is gaining share in the UK, where patients have consistently preferred its high-quality products.
•	On August 19, 2026, Aurora strengthened its position by acquiring Internode Pharma Limited and HAP Pharma Limited, expanding direct distribution in Europe's fastest-growing medical market.
•	Aurora continues to be a market leader in Poland
•	Aurora continues to hold the #1 market share position by revenue in Poland.
•	Increases in annual import limits and a loyal patient base strengthen Aurora's growth outlook in this key, highly-regulated market.
•	Financial Strength Refutes Curaleaf's Claims:
•	Aurora's recent financial performance demonstrates a stronger, more focused business than Curaleaf's characterization suggests.
•	Aurora delivered record global medical cannabis revenue and adjusted EBITDA[1] results in FY2026.
•	Momentum continues, with YOY growth in international net revenue and industry leading adjusted gross margins before FV adjustments[1]
•	These strong results reflect Aurora's strategy of prioritizing global medical cannabis growth, including exiting the lower-margin Plant Propagation and Canadian Consumer businesses.
•	Curaleaf's Cultivation Claims Ignore the Strength of Aurora's Facilities
•
•	Curaleaf's comments on Aurora's cultivation methods and output per square foot are inaccurate and outdated, and do not reflect the strength of Aurora's cultivation facilities.
•	Aurora has built specialized expertise in manufacturing facilities that cannot be easily replicated. Through years of operating large-scale EU-GMP-certified facilities, Aurora has developed the scientific, cultivation, regulatory and operational capabilities that support its global medical cannabis strategy.
•	Aurora is proactively expanding capacity to support international growth and ensure consistent supply as regulatory standards tighten and patient demand grows.
•	Over the past five years, Aurora has increased its EU-GMP production capacity by more than 40% and continues to invest further, including through capacity added in the Safari Flower Company transaction.

Aurora Shareholders are advised to TAKE NO ACTION with respect to the Curaleaf offer at this time.

Aurora shareholders with questions about the Offer or who would like to stay informed may contact Aurora's strategic advisor and information agent:

Kingsdale Advisors

•	Toll-Free (within North America): 1-800-749-9052
•	Call or Text: 416-623-4172
•	Email: contactus@kingsdaleadvisors.com
____________________________
[1] Note this press release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. These measures are not standardized financial measures under the financial reporting framework used to prepare Aurora's financial statements and might not be comparable to similar financial measures disclosed by other issuers. These terms and the reconciliations to the most comparable GAAP measures are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY27 Q1 MD&A, filed August 5, 2026, which can be found on Sedar+, EDGAR and Aurora's website.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about Curaleaf's Hostile Bid, timing and any recommendation with respect to the same, statements regarding the Company's strategy, including expected results with respect to its multi-year transformation into a high-margin, global medical cannabis leader, expectations for accelerating international sales, and continued investment in the Company's EU-GMP platform; and statements regarding the creation of long-term value for shareholders

 These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

Non-GAAP Measures1

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY27 Q1 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:05e 24-AUG-26